INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 16, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) (File Nos. 333-191476 and 811-022894) on behalf of AXS Thomson Reuters Private Equity Index Fund and AXS Thomson Reuters Venture Capital Index Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 16, 2020, and additional comments on October 12, 2020, regarding the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) with respect to the AXS Thomson Reuters Private Equity Index Fund and AXS Thomson Reuters Venture Capital Index Fund (together, the “Thomson Reuters Funds”), each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Thomson Reuters Funds’ Form N-1A registration statement (the “Amendment”) that will be filed separately.

FUND NAMES

1.	The staff expresses concern with the name of each Thomson Reuters Fund since each do not invest in private equity or venture capital companies. Please add modifier words like “return tracker” to make clear the funds do not actually invest in private equity or venture capital companies.

Response: The Registrant agrees to change the fund names to AXS Thomson Reuters Private Equity Return Tracker Fund and AXS Thomson Reuters Venture Capital Return Tracker Fund.

SUMMARY PROSPECTUS

AXS Thomson Reuters Private Equity Index Fund

Fees and Expenses of the Fund

2.	Footnotes 2 and 3 repeat the same disclosure. The duplicated text should be omitted.

Response: The Registrant will delete the duplicated text.

Principal Investment Strategies

3.	The Fund’s principal investment strategies states “The Underlying Index seeks to replicate the aggregate gross performance of U.S. private equity-backed companies. However, the Fund does not invest directly in private equity funds or private equity of companies.” Consider adding after companies, “by exclusively holding publicly listed assets”. In addition, remove “directly” from the 2nd sentence as it could give the impression that the Fund may invest indirectly.

Response: The Registrant will modify the disclosure as follows:

The Underlying Index seeks to replicate the aggregate gross performance of U.S. private equity-backed companies by exclusively holding publicly listed assets. These publicly listed assets may be companies of any market capitalization; however, it generally focuses on companies with large capitalizations. ~~However~~, The Fund does not invest in private equity funds or private equity companies.

4.	Looking at the predecessor fund’s holdings, it appears to invest primarily in large capitalization companies. Include a sentence that clearly and unambiguously states that the Fund invests in large capitalization companies.

Response: The Registrant notes that the Fund primarily holds the securities included in the Underlying Index. The Registrant believes that the additional disclosure should apply to the Underlying Index. The disclosure has been revised as follows:

The Underlying Index seeks to replicate the aggregate gross performance of U.S. private equity-backed companies by exclusively holding publicly listed assets. These publicly listed assets may be companies of any market capitalization; however, it generally focuses on companies with large capitalizations. The Fund does not invest in private equity funds or private equity companies.

5.	The Fund’s principal investment strategies states “To the extent that the Underlying Index is concentrated in a particular industry, the Fund’s investment exposure will necessarily be concentrated in that industry.” This statement is not consistent with the fundamental policies listed in the Statement of Additional Information.

Response: The Registrant confirms that this disclosure is correct and will update the fundamental policies listed in the SAI as follows:

Each Fund may not invest 25% or more of its total assets, calculated at the time of purchase in any one industry (other than securities issued by the U.S. government, its agencies or instrumentalities); except that the Fund will concentrate to approximately the same extent that its Underlying Index concentrates in a particular industry.

Principal Risks of Investing

6.	Under the Fund’s principal risks of investing, it states “Private equity investing risk. The Fund seeks to generate returns that mimic the returns of U.S. private equity-backed companies as measured by the Underlying Index. Because investing in private companies inherently carries a degree of risk, including the risk that a company will fail, the returns of the private equity industry may be subject to greater volatility than the returns of more established publicly traded companies. As a result, the Fund’s returns also may experience greater volatility than a direct or indirect investment in more established public companies. The Fund does not invest in private equity funds nor does it invest directly in the companies funded by private equity funds.” The disclosure suggests that the Fund is investing in private companies. Modify the disclosure to reflect the actual investments of the Fund.

Response: The disclosure has been modified as follows:

Private equity investing risk. Although the Fund’s Underlying Index does not include securities of private equity-backed companies or private equity funds, it does seek to mimic the risk and return characteristics of U.S. private equity-backed companies. The Fund obtains exposures substantially similar to those of its Underlying Index and, therefore, is subject to the risks associated with private equity-backed companies. ~~Because~~ Private equity-backed companies inherently carry a degree of risk, including the risk that a company will fail, and that the returns of such companies may be subject to greater volatility than the returns of more established publicly traded companies. As a result, the Fund’s returns also may experience greater volatility than a direct or indirect investment in more established public companies.

Performance

7.	Under Performance, it states “The bar chart shows the performance of the Predecessor Fund’s Class I shares and does not reflect sales charges, returns would be lower if sales charges were reflected.” Pursuant to instruction 1(a) of item 4 on Form N-1A, the statement “and does not reflect sales charges, returns would be lower if sales charges were reflected” should be included only if the shares shown in the bar chart are subject to a sales load.

Response: The disclosure has been modified as follows:

The bar chart shows the performance of the Predecessor Fund’s Class I shares.

AXS Thomson Venture Capital Index Fund

Principal Investment Strategies

8.	The Fund’s principal investment strategies states “The Underlying Index seeks to replicate the aggregate gross performance of U.S. venture capital-backed companies. However, the Fund does not invest directly in venture capital funds or start-up companies.” Consider adding after companies, “by exclusively holding publicly listed assets”. In addition, remove “directly” from the 2nd sentence as it could give the impression that the Fund may invest indirectly.

Response: The Registrant will modify the disclosure as follows:

The Underlying Index seeks to replicate the aggregate gross performance of U.S. venture capital-backed companies by exclusively holding publicly listed assets. These publicly listed assets may be companies of any market capitalization; however, it generally focuses on companies with large capitalizations. The Fund does not invest in venture capital funds or start-up companies.

9.	Looking at the predecessor fund’s holdings, it appears to hold mostly large capitalization companies. Include a sentence that clearly and unambiguously states that the Fund invests in large capitalization companies.

Response: The Registrant notes that the Fund primarily holds the securities included in Underlying Index. The Registrant believes that the additional disclosure should apply to the Underlying Index. The disclosure has been revised as follows:

The Underlying Index seeks to replicate the aggregate gross performance of venture capital-backed companies by exclusively holding publicly listed assets. These publicly listed assets may be companies of any market capitalization; however, it generally focuses on companies with large capitalizations. The Fund does not invest in venture capital funds or start-up companies.

10.	The Fund’s principal investment strategies states “To the extent that the Underlying Index is concentrated in a particular industry, the Fund’s investment exposure will necessarily be concentrated in that industry.” This statement is not consistent with the fundamental policies listed in the Statement of Additional Information.

Response: The Registrant confirms that this disclosure is correct and will update the fundamental policies listed in the SAI to include the following:

Each Fund may not invest 25% or more of its total assets, calculated at the time of purchase in any one industry (other than securities issued by the U.S. government, its agencies or instrumentalities); except that the Fund will concentrate to approximately the same extent that its Index concentrates in a particular industry.

Principal Risks of Investing

11.	Under the Fund’s principal risks of investing, it states “Venture capital investing risk. The Fund seeks to generate returns that mimic the aggregate returns of U.S. venture capital-backed companies as measured by the Underlying Index. Venture capital is a type of equity financing that addresses the funding needs of entrepreneurial companies that for reasons of size, assets, and stage of development cannot seek capital from more traditional sources, such as public markets and banks. Because investing in new or very early companies inherently carries a degree of risk, including the risk that a company will fail, the returns of the venture capital backed companies may be subject to greater volatility than the returns of more established publicly traded companies. As a result, the Fund’s returns also may experience greater volatility than a direct or indirect investment in more established public companies. The Fund does not invest in venture capital funds nor does it invest directly in the companies funded by venture capital funds.” The disclosure suggests that the Fund is investing directly in venture capital backed companies. Modify the disclosure to reflect the actual investments of the Fund.

Response: The disclosure has been modified as follows:

Venture capital investing risk. Although the Fund’s Underlying Index does not include securities of venture capital funds or companies funded by venture capital funds, it does seek to mimic the risk and return characteristics of U.S. venture capital-backed companies. The Fund obtains exposures substantially similar to those of its Underlying Index and, therefore, is subject to the risks associated with venture-capital-backed companies. Venture capital is a type of equity financing that addresses the funding needs of entrepreneurial companies that for reasons of size, assets, and stage of development cannot seek capital from more traditional sources, such as public markets and banks. Because investing in new or very early companies inherently carries a degree of risk, including the risk that a company will fail, the returns of the venture capital backed companies may be subject to greater volatility than the returns of more established publicly traded companies. As a result, the Fund’s returns also may experience greater volatility than a direct or indirect investment in more established public companies. ~~The Fund does not invest in venture capital funds nor does it invest directly in the companies funded by venture capital funds~~.

Performance

12.	Under the section Performance, it states “The bar chart shows the performance of the Predecessor Fund’s Class I shares and does not reflect sales charges, returns would be lower if sales charges were reflected.” Pursuant to instruction 1(a) of item 4 on Form N-1A, the statement “and does not reflect sales charges, returns would be lower if sales charges were reflected” should be included only if the shares shown in the bar chart are subject to a sales load.

Response: The disclosure has been modified as follows:

The bar chart shows the performance of the Predecessor Fund’s Class I shares.

PROSPECTUS

More About the Funds’ Investment Objectives, Principal Investment Strategies and Risks

AXS Thomson Reuters Private Equity Index Fund

Principal Investment Strategies

13.	Provide a better description of how the companies from the Underlying Index are selected to be held by the Fund. For example, the disclosure discusses different sectors represented in the Underlying Index but does not explain how companies are selected within the Underlying Index.

Response: The following disclosure replaces the paragraphs in the More Information About the Underlying Index:

More Information About the Underlying Index

The Underlying Index seeks to replicate the aggregate gross performance of U.S. private equity-backed companies as measured by the Thomson Reuters Private Equity Buyout Research Index (“TR PE Buyout Research Index”). The Underlying Index is derived from a theoretical dynamic portfolio developed by DSC Quantitative Group, LLC (“DSC”).

TR PE Buyout Research Index

The TR PE Buyout Research Index is an uninvestable index constructed from observed valuations of private equity-funded companies. The TR PE Buyout Research Index is constructed by analyzing over 8,000 U.S. private equity companies using observed valuations of private equity-backed companies at discrete points in time, such as during buyouts, leveraged buyouts, and exits (e.g., acquisitions, initial public offerings, failures, manager buyouts and others). These observed valuations are used in a sophisticated econometric methodology that estimates the value of each private equity-backed company every month. Aggregating this time-series of company values, the TR PE Buyout Research Index constructs a value-weighted index of the returns to a theoretical fully-diversified portfolio of private equity-backed companies capturing a high percentage of all private equity-backed companies.

Thomson Reuters Private Equity Buyout Index (Underlying Index)

The Underlying Index is an investable index comprised exclusively of publicly listed assets. It seeks to track the price movements of the TR PE Buyout Research Index by designing a theoretical portfolio that mirrors the economic sector weightings of the TR PE Buyout Research Index which is based on the weights of the private companies comprising each representative economic sector. The private equity-backed companies in the TR PE Buyout Research Index are mapped to a sector defined by Thomson Reuters. These economic sectors are broad classifications and include the following: industrials, consumer noncyclical, consumer cyclical, energy and utilities, health care, technology, and financials. The Underlying Index is constructed by using proprietary econometric models and seeks to mimic the risks and return characteristics of private equity-backed companies associated with each economic sector. The investments selected for the Underlying Index are those that have the greatest similarity to the risks and return characteristics of the TR PE Buyout Research Index. These investments can be priced in real time, and when weighted appropriately, they seek to mimic the behavior of the TR PE Buyout Research Index. The Underlying Index return is computed as the weighted return of a theoretical portfolio of economic sectors.

The Underlying Index is rebalanced on the first day of each month and is governed by the rules of the prevailing methodology maintained by Thomson Reuters, the index provider.

14.	The disclosure suggests that the Index could include derivatives, other indexes or other types of financial instruments. If this is accurate, provide additional disclosure regarding what types of derivatives, other indexes or other types of financial instruments will be used.

Response: The Registrant confirms that the Underlying Index is constructed exclusively with a portfolio of publicly listed assets. The disclosure has been updated to omit reference to derivatives, other indexes or other types of financial instruments with respect to the Underlying Index.

More Information About the Underlying Index

15.	The Prospectus states, “The Underlying Index return is computed as the weighted return of a theoretical portfolio of economic sectors.” Provide a simple but thorough description of how the components are included and excluded from the Index. In addition, provide information regarding the rebalance and reconstitution processes and timing.

Response: For a description of how Underlying Index components are chosen, please see the disclosure included in response to comment 13 above. In addition, the following disclosure has been added:

The Underlying Index is rebalanced on the first day of each month and is governed by the rules of the prevailing methodology maintained by Thomson Reuters, the index provider.

16.	The Prospectus states, “The Advisor has entered into licensing arrangements with Refinitiv and DSC.” Disclose any affiliation between Refinitive, DSC, the Advisor or Trust. Also, include the licensing agreement as an exhibit to Part C.

Response: The Registrant and the Advisor do not have any affiliation with Refinitive or DSC. The Registrant will file the Refinitiv agreement as an exhibit to Part C of the Amendment.

AXS Thomson Reuters Venture Capital Index Fund

Principal Investment Strategies

17.	Provide a better description of how the companies from the Underlying Index are selected to be held by the Fund. For example, the disclosure discusses different sectors represented in the Underlying Index but does not explain how companies are selected within the Underlying Index.

Response: The following disclosure replaces the paragraphs in the More Information About the Underlying Index:

More Information About the Underlying Index

The Underlying Index seeks to replicate the aggregate gross performance of U.S. venture capital-backed private companies as measured by the Thomson Reuters Venture Capital Research Index (“TR VC Research Index”). The Underlying Index is derived from a theoretical dynamic portfolio developed by DSC Quantitative Group, LLC (“DSC”).

TR VC Research Index

The TR VC Research Index is an uninvestable index constructed from observed valuations of venture capital-backed private companies. The TR VC Research Index is constructed from observed valuations of venture capital-backed companies at discrete points in time, such as during funding rounds, acquisitions, and exits. These observed valuations fuel a sophisticated econometric methodology that estimates the value of each venture capital-backed company every month. Aggregating this time-series of company values, the TR VC Research Index constructs a value-weighted index of the returns to a theoretical fully-diversified portfolio of venture capital-backed companies, capturing a high percentage of all VC-backed companies.

Thomson Reuters Venture Capital Index (Underlying Index)

The Underlying Index is an investable index comprised exclusively of publicly listed assets. It seeks to track the price movements of the TR VC Research Index by designing a theoretical portfolio that mirrors the economic sector weightings of the TR Venture Capital Research Index which is based on the weights of the venture capital-backed companies comprising each representative economic sector. The venture capital-backed companies in the TR Venture Capital Research Index are mapped to a sector defined by Thomson Reuters. These economic sectors are broad classifications and include the following: industrials, consumer noncyclical, consumer cyclical, energy and utilities, health care, technology, and financials. The Underlying Index is constructed by using proprietary econometric models and seeks to mimic the risks and return characteristics of venture capital-backed companies associated with each economic sector. The investments selected for the Underlying Index are those that have the greatest similarity to the risks and return characteristics of the TR Venture Capital Research Index. These investments can be priced in real time, and when weighted appropriately, they seek to mimic the behavior of the TR Venture Capital Research Index. The Underlying Index return is computed as the weighted return of a theoretical portfolio of economic sectors.

The Underlying Index is rebalanced quarterly and is governed by the rules of the prevailing methodology maintained by Thomson Reuters, the index provider.

18.	The disclosure suggests that the Index could include derivatives, other indexes or other types of financial instruments. If this is accurate, provide additional disclosure regarding what types of derivatives, other indexes or other types of financial instruments will be used.

Response: The Registrant confirms that the Underlying Index is constructed with a liquid portfolio exclusively of publicly listed assets. The disclosure has been updated to omit reference to derivatives, other indexes or other types of financial instruments with respect to the Underlying Index.

More Information About the Underlying Index

19.	The Prospectus states, “The Underlying Index return is computed as the weighted return of a theoretical portfolio of economic sectors.” Provide a simple but thorough description of how the components are included and excluded from the Index. In addition, provide information regarding the rebalance and reconstitution processes and timing.

Response: For a description of how Underlying Index components are chosen, please see the disclosure included in response to comment 17 above. In addition, the following disclosure has been added:

The Underlying Index is rebalanced quarterly and is governed by the prevailing methodology maintained by Thomson Reuters, the index provider.

MANAGEMENT OF THE FUNDS

Fund Expenses

20.	The Prospectus states, “This agreement is in effect until November 9, 2021 with respect to the AXS Aspect Core Diversified Strategy Fund, AXS Chesapeake Strategy Fund and AXS Managed Futures Strategy Fund, and it may be terminated before that date only by the Trust's Board of Trustees.” Please delete the references to these other funds.

Response: The disclosure has been revised as follows:

This agreement is in effect until November 20, 2021 with respect to the Fund ~~AXS Aspect Core Diversified Strategy Fund, AXS Chesapeake Strategy Fund and AXS Managed Futures Strategy Fund~~, and it may be terminated before that date only by the Trust's Board of Trustees.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

21.	The SAI states that each Fund may not “Invest 25% or more of its total assets, calculated at the time of purchase in any one industry (other than securities issued by the U.S. government, its agencies or instrumentalities).” Update the policy to include disclosure noting that each Fund will not concentrate its assets, except to the extent the underlying index concentrates.

Response: The Registrant confirms that this disclosure is correct and will update the fundamental policy listed in the SAI as follows:

Each Fund may not invest 25% or more of its total assets, calculated at the time of purchase in any one industry (other than securities issued by the U.S. government, its agencies or instrumentalities); except that the Fund will concentrate to approximately the same extent that its Index concentrates in a particular industry.

ADDITIONAL COMMENT

22.	Explain how the Underlying Indexes weights its sectors.

Response: The sector weights of each Underlying Index are based on the sector weights of the companies comprising its respective Research Index. The disclosure has been updated as follows:

Thomson Reuters Private Equity Buyout Index (Underlying Index)

The Underlying Index seeks to track the price movements of the TR PE Buyout Research Index by designing a theoretical portfolio that mirrors the economic sector weightings of the TR PE Buyout Research Index which is based on the weights of the private companies comprising each representative economic sector. The private equity-backed companies in the TR PE Buyout Research Index are mapped to a sector defined by Thomson Reuters.

Thomson Reuters Venture Capital Index (Underlying Index)

The Underlying Index seeks to track the price movements of the TR VC Research Index by designing a theoretical portfolio that mirrors the economic sector weightings of the TR Venture Capital Research Index which is based on the weights of the venture capital-backed companies comprising each representative economic sector. The venture capital-backed companies in the TR Venture Capital Research Index are mapped to a sector defined by Thomson Reuters.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary